Exhibit 1.01 – Conflict Minerals Report

Northrop Grumman Corporation
Conflict Minerals Report
For the Year Ended December 31, 2016

Section 1: Introduction
This Conflict Minerals Report ("Report") of Northrop Grumman Corporation (herein referred to as "Northrop Grumman," the "company," "we," "us," or "our") has been prepared pursuant to Rule 13p-1 (the "Rule") and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2016 to December 31, 2016.
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products using the minerals specified in the Rule (gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten, which we collectively refer to as "3TG minerals") and where those minerals are necessary to the functionality or production of such products. "Conflict Minerals" for purposes of the Rule and this Report include the 3TG minerals and any other minerals determined by the United States (U.S.) Secretary of State to be financing conflict in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the "Covered Countries").
We have issued a Conflict Minerals statement. This statement sets forth our commitment to the responsible sourcing of minerals through our global supply chain and can be found on our website at www.northropgrumman.com. References to our website in this report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, our website.
Company Overview
Northrop Grumman is a leading global security company. We offer a broad portfolio of capabilities and technologies that enable us to deliver innovative products, systems and solutions for applications that range from undersea to outer space and into cyberspace. We provide products, systems and solutions in autonomous systems; cyber; command, control, communications and computers, intelligence, surveillance and reconnaissance (C4ISR); strike; and logistics and modernization. We participate in many high-priority defense and government programs in the United States (U.S.) and abroad. We conduct most of our business with the U.S. Government, principally the Department of Defense (DoD) and intelligence community. We also conduct business with foreign, state and local governments, as well as, commercial customers.

Supply Chain and Reasonable Country of Origin Inquiry ("RCOI")
We determined that during 2016 we manufactured and/or contracted to manufacture products containing 3TG minerals necessary to the functionality or production of such products. Our global supply chain is complex and includes many third parties in the supply chain between us and the original source of 3TG minerals in our products.
We conducted an RCOI to seek to determine whether the 3TG minerals in our products originated from the Covered Countries. Our RCOI principally consisted of attempting to: (i) identify products we believed contained or were likely to contain 3TG minerals, (ii) determine the source of 3TG minerals directly procured by the company, and (iii) survey direct suppliers and/or subcontractors (collectively "suppliers") who provide components and parts for those of our products with potential 3TG content. We rely on our direct suppliers to provide information regarding the presence of 3TG minerals in components and materials that they supply to us and the origin of those 3TG minerals -- including sources of 3TG minerals that lower tier suppliers supply to them.
The following is a summary of our major product categories, which we believe are likely to contain 3TG content:

Air and missile defense systems	Communications and intelligence systems	Naval surface and undersea systems

Airborne C4ISR systems	Cybersecurity systems	Satellite and space systems

Airborne fire control radars	Early warning systems	Signals intelligence systems

Airspace management systems	Electronic warfare systems	Situational awareness systems

Autonomous systems	Manned aircraft	Training and simulation systems

Command and control systems	Modernization and sustainment systems

Section 2: Due Diligence Process
We exercised due diligence to determine the source and chain of custody of 3TG minerals in our products and designed our due diligence process to conform to the Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) ("OECD Framework").

Section 3: Due Diligence Measures Undertaken
We undertook the following due diligence measures during the 2016 reporting period:

Utilize Established Company Management Systems

•	Utilized an established data tool that helped the company review supplier responses.

•	Participated as a member of Aerospace Industries Association (AIA) Conflict Minerals working group.

•	Participated as a member of the Conflict Free Sourcing Initiative (CFSI) and attended the CFSI annual member conference.

•	Continued documentation and certification of our internal compliance process.

Identify and Assess Risks in the Supply Chain

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Adopted Supplier Standards of Business Conduct that apply to our suppliers at all tiers and require our suppliers to comply with any applicable laws and regulations regarding conflict minerals and assist us in meeting our obligations under law and regulation, including by supporting our efforts to conduct due diligence on the use of conflict minerals in our supply chain. These Supplier Standards of Business Conduct are publicly available on our website at www.northropgrumman.com.

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Conducted a survey of direct suppliers of the company who provide components and parts for those of our products with potential 3TG content utilizing the CFSI's Conflict Minerals Reporting Template (CMRT).

•	Developed and incorporated a contractual clause related to Conflict Minerals in our standard Terms and Conditions for U.S. supplier contracts.

•	Communicated to our suppliers our compliance efforts with the Rule and the need for supplier input and cooperation.

•	Provided access to training materials for suppliers who received the CMRT template.

Leverage Established Strategy to Respond to Identified Risks

•	Continued to use a management reporting dashboard to summarize and evaluate the results of our supplier surveys and share the dashboard with senior leadership.

•	Reviewed supplier survey responses and followed-up on incomplete, inconsistent or non-responsive supplier survey responses.

Carry Out Independent Third-Party Audit of Smelter/Refiner Due Diligence Practices
We do not, to our knowledge, directly purchase 3TG minerals from any of the Covered Countries. We are a downstream consumer of 3TG minerals and are many levels removed from the smelters and refiners who provide minerals and ores to our suppliers. Therefore, we did not perform or direct audits to be performed of smelters and refiners in our supply chain but rather we relied on audits carried out by the CFSI.

Report Annually on Supply Chain Due Diligence
This Report and the associated Form SD are available on our website at: www.northropgrumman.com.

Section 4: Independent Audit
An independent private sector audit was not required for the 2016 reporting period.

Section 5: Due Diligence Results
We requested data at the supplier company level and accepted responses from the company level, division/segment level or product level, as applicable. We then followed up with suppliers for product detail when they indicated they may be sourcing 3TG minerals from the covered countries. Currently our suppliers are unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the 3TG minerals that these suppliers reported were actually contained in components or parts that the suppliers supplied to us, or determine if any of these smelters or refiners were actually in our supply chain.
For the 2016 reporting period, we believe we surveyed suppliers representing approximately 95% of our 2016 expenditures for parts or components that we believe could contain 3TG minerals. Based on our 2016 RCOI process and after exercising due diligence measures, including evaluating survey responses received from our suppliers, we are not able to determine the countries of origin or facilities used to produce the 3TG minerals in our products.
Section 6: Continuous Improvement Efforts to Mitigate Risk
We currently intend to take the following steps to support our due diligence process for the 2017 reporting period:

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Continue to enhance our due diligence process by proactively seeking to obtain the current supplier point of contact information for Conflict Minerals prior to distribution of the supplier surveys for completion.

•	Assess our due diligence process against the 3rd Edition of the OECD Due Diligence Guidance to determine whether any updates to our process are appropriate.

•	Maintain membership and participation in the CFSI and AIA Conflict Minerals working group.